Exhibit 99.1

YM BIOSCIENCES REPORTS PHASE II DATA FOR
NIMOTUZUMAB IN METASTATIC COLORECTAL CANCER
- Overall survival and disease control outcomes, coupled with low toxicity, support the continued development of the EGFR antibody in patients with colorectal cancer -
- Conference call to discuss results on Aug 5 at 12:00PM EDT-

MISSISSAUGA, Canada - August 04, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced preliminary results obtained from its open-label, Phase II study (YMB1000-015) of nimotuzumab in patients with irinotecan-refractory, metastatic colorectal cancer (mCRC). The data are based on 58 evaluable patients of the 61 enrolled in the trial.  The trial was conducted at 10 centres across Canada and consisted of treatment with 400 mg of nimotuzumab weekly plus irinotecan in patients refractory to irinitocan alone, with patients remaining on nimotuzumab until disease progression.

“These preliminary data are released upon our being advised that the trial has now reached the point at which more than 50% of the patients have died. The overall survival (OS) and disease control rate (DCR) for patients receiving nimotuzumab compare well with published results in similar patient populations treated with cetuximab, a currently marketed EGFR monoclonal antibody. Nimotuzumab also continues to display a safety profile unequalled in its class. This low incidence of toxicity with nimotuzumab may be related to differences reported in its interaction with EGF receptors compared with other EGFR targeting antibodies,” said Dr. Paul Keane, Director of Medical Affairs for YM BioSciences.

The prospective primary endpoint of YMB1000-015 is objective tumour response rate (RR) with secondary endpoints that include overall survival, the rate and duration of stable disease, and progression free survival (PFS). The RR was 3.4% while the disease control rate reported was 50%, consisting of 27 patients with stable disease and two patients with partial response as determined using RECIST criteria. Median PFS was 12 weeks. Overall survival (Kaplan-Meier) in the evaluable patients was 9.3 months.

“The median overall survival of 9.3 months and disease control rate of 50% together with the exceptional safety profile of nimotuzumab support continuing development of nimotuzumab in patients with colorectal cancer,” noted Dr. Amil Shah, medical oncologist and Chair, Gastrointestinal Tumor Group at the BC Cancer Agency and Principal Investigator for the trial.

Tissue samples from 17 patients were available for kRas analysis. Approximately 30% of the patients had mutated kRAS. PFS of 12 weeks was observed in patients with the mutation and 18 weeks in patients with wild type. Although only a relatively small number of samples were analyzed these results are in line with expectations.

In the following table, the nimotuzumab/irinotecan (N-Mab + Iri) data are shown against results obtained from an integrated analysis of four trials of patients treated with cetuximab/irinotecan (C-Mab + Iri) following irinotecan failure in a similar patient population (J Clin Oncol 26: 2008 May 20 suppl; abstract 4062). That abstract describes that disease control rates in the total of 1,567 patients ranged from 45% to 56% and the median overall survival of the patients ranged from 8.6 to 9.5 months. The reported OS and DCR in YMB1000-015 are similar to those observed in the other trials, including BOND 1, however in YMB1000-015 they are accompanied by an important advantage in the toxicity profile of nimotuzumab.

Studies in mCRC with EGFR-targeting MAbs in irinotecan-refractory patients
	BOND I (C-MAb + Iri)	MABEL (C-MAb + Iri)	LABEL (C-MAb + Iri)	ELSIE (C-MAb + Iri)	YMB1000-015 (N-MAb + Iri)

N	218	1,147	79	123	58
Response Rate (%)	22.9	20.1	26.6	13.8	3.4
Disease Control Rate (%)	55.5	45.2	55.7	49.6	50.0
Median PFS (w) (95%CI)	18 (12 -18.9)	14.1 (13-17.1)	17.4 (11.7-18.9)	12.1 (9.7-17.7)	12 (N/A)
Median Overall Survival (m) (95%CI)	8.6 (7.6-9.6)	9.2 (8.6-9.8)	9.2 (7.9-10.8)	9.5 (7.1-11.7)	9.3 (5.5-inf)
Sources: (JCO, 26: 2008, May 20, suppl:4062 / YM BioSciences)

Nimotuzumab was administered without premedication, and, in contrast to cetuximab, no infusion reactions were observed. No subjects discontinued treatment or required dose reductions due to nimotuzumab-related adverse events. Only 22% of patients (15) were reported with rash, all of which was graded I/II. In contrast, Grade I/II rash was reported in 80% and Grade III/IV in 9.4% of patients in the cetuximab/irinotecan trial known as BOND 1. Neutropenia (4% vs. 9.4%), asthenia (5.2% vs. 13.9%) and diarrhea (7% vs. 21.2%) were lower in the nimotuzumab trial than in BOND 1. Two patients had Grade I hypomagnesemia, a condition affecting approximately 50% of patients treated with cetuximab.

“The results support further development of nimotuzumab in this setting and trials in metastatic colorectal cancer are high on the list of indications that YM and its licensees plan to develop. Initially, however, YM will concentrate on those indications where nimotuzumab can complete pivotal trials in the shortest time within its available resources. We intend to file for registration trials in 2008 for patients with non small cell lung cancer (NSCLC) and for those with brain metastases because of compelling observations in Phase II trials in those indications and because they require shorter development times than colorectal trials would require,” said David Allan, Chairman and CEO of YM BioSciences.

Notice of conference call
YM BioSciences will hold a conference call at 12:00pm EDT tomorrow, August 5, where members of the professional investment community are invited to discuss the results with management. A live audio webcast of the conference call will be available at www.ymbiosciences.com. Dial-in numbers for the call will be provided on YM's website and by press release notice tomorrow morning.

About nimotuzumab
Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor. In clinical trials and commercial sales of nimotuzumab involving approximately 3,000 patients worldwide nimotuzumab has been observed to have a significantly improved side-effect profile compared to other EGFR-targeting drugs while demonstrating clinical benefit. No case of Grade 3-4 rash has been reported for nimotuzumab and reports of any of the other side effects that are typical of EGFR-targeting molecules have been rare.

The drug is being developed by CIMYM Biosciences Inc, a majority-owned subsidiary of YM, and by CIMYM’s licensees, that include Daiichi Sankyo in Japan, Oncoscience AG in Europe, Innogene Kalbiotech in Singapore/Indonesia and Kuhnil in Korea, each of whom have a well-established, focused and advanced development program underway for this highly differentiated EGFR-targeting molecule.

Prolonged survival in heavily pretreated patients who had disease control from treatment with nimotuzumab following disease progression has been previously observed and most recently reported in patients with various solid tumors receiving nimotuzumab monotherapy (Proc. ASCO Abstract #14030, 2007) and in patients with Stages III and IV NSCLC unsuitable for chemotherapy, treated with palliative radiation and nimotuzumab (Proc. ASCO Abstract #3037, 2008).

Nimotuzumab is currently being evaluated in two Phase III trials as a first-line treatment for pediatric pontine glioma and adult glioma, a Phase II/III trial as a treatment for pancreatic cancer and the phase II study in colorectal cancer reported on in this release. In addition the drug has been approved for marketing in eight countries and is currently under review for marketing approval by EMEA.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  In addition to nimotuzumab, the Company is developing AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

Enquiries:
James Smith, the Equicom Group Inc.	Thomas Fechtner, the Trout Group LLC
Tel. +1-416-815-0700 x 229	Tel. +1-646-378-2931
Email: jsmith@equicomgroup.com	Email: tfechtner@troutgroup.com

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This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.